

September 12, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Senior Investment Group, Inc.
1345 Avenue of the Americas
New York, New York 10105

> **Re: New Senior Investment Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12B**
> **Filed August 25, 2014**
> **File No. 001-36499**

Dear Mr. MacDougall:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 from our letter dated August 19, 2014 and your response to comment 2 from our letter dated July 15, 2014. You state that the six senior housing properties purchased in June 2014 were owned and operated by an unrelated third party and that the triple net lease agreement was entered into upon acquisition. In light of this, please further explain to us how and why you determined that this acquisition was not the acquisition of a business for which historical financial statements may be required by Rule 3-05 of Regulation S-X. Please address why you believe that you acquired real estate operations in this acquisition even though the properties did not historically generate revenues solely from leasing. Furthermore, discuss how you considered the fact that the properties that you purchased were not subject to a triple net lease, rather you entered into a triple net lease upon acquisition. Please advise.

Results of Operations, page 67

Managed Properties, page 70

2.   We note that you have presented net operating income ("NOI") on a same store basis for the managed properties segment. To the extent that you present "same store NOI," please reconcile to total Segment NOI in accordance with Item 10(e) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies, page F-8

Real Estate Investments, page F-9

3.   We note your response to comment 2 from our letter dated August 19, 2014. We continue to consider your accounting for the intangible assets for in-place resident leases.

Exhibit 99.2

4.   We continue to consider your response to comment 16 from our letter dated July 15, 2014 regarding the financial statements of Holiday AL Holdings LP.

Exhibits 99.2 and 99.3

5.   Please revise to include the names and signatures of the independent auditors in the audit reports.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquiel, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Assistant Director

Cc: Richard B. Aftanas, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP